SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

AMAZÔNIA CELULAR S.A.	TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayers ID (CNPJ/MF)	Corporate Taxpayers ID (CNPJ/MF)
02.340.278/0001-33	02.558.154/0001-29
Company Registry (NIRE) 1530001829-3	Company Registry (NIRE) 3130002551-9
(Publicly Held Company)	(Publicly Held Company)

MATERIAL FACT

Amazônia Celular S.A. and Tele Norte Celular Participações S.A. (“Companies”), in compliance with the provided in Article 157 of Law no. 6404/76 and with CVM Instruction no. 358/02, as ammended by CVM Instruction no. 449/07, and in addition to the information released in the Material Fact dated December 21, 2007, publicly inform that, on March 06, 2008, Telemar Norte Leste S.A. and Tele Norte Leste Participações S.A., by means of its Investor Relations Officer, released the following material fact:

“Telemar Norte Leste S.A. (‘TMAR’) and Tele Norte Leste Participações S.A. (‘TNL’), in addition to the information released in the Statement of Material Fact dated as of December 20, 2007, hereby inform the public that the Board of Directors of the Brazilian Telecommunications Agency – ANATEL, at a meeting held on March 4, 2008, approved the acquisition by TMAR of common and preferred shares issued by Tele Norte Celular Participações S.A. (‘TNCP’), the controlling shareholder of Amazônia Celular S.A. (‘Amazônia Celular’), pursuant to the stock purchase agreement (‘Stock Purchase Agreement’) between TMAR and Vivo Participações S.A. (‘Vivo’) dated December 20, 2007. The shares to be acquired under the Stock Purchase Agreement represent 51.86% of the common shares, 0.09% of the preferred shares, and 19.34% of the total share capital of TNCP. The actual transfer of TNCP’s shares to TMAR is subject to necessary corporate approvals of the seller and the completion of adjustments pursuant to the Stock Purchase Agreement.

The aggregate acquisition price for the shares under the Stock Purchase Agreement is R$120,009,893. This amount corresponds to an acquisition price of R$92.74 per common share of TNCP, which is equivalent to a price of R$141.80 per common share of Amazônia Celular. Such prices will be adjusted by the average of the daily rates of the Interbank Deposit Certificate – CDI from August 2, 2007 until the date payment is actually made as established in the Stock Purchase Agreement. Additionally, TMAR will acquire from Vivo certain rights for the subscription of new shares to be issued by TNCP, as set forth in CVM Ruling n. 319/1999, for the price of R$ 21.1 million.

In view of the anticipated satisfaction of the conditions precedent established in the Stock Purchase Agreement, TMAR intends to submit to the Brazilian Securities Commission (‘CVM’), in the next few days, together with Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários, in its capacity as dealer manager, requests for the registration of public tender offers for the acquisition of any and all common shares

(‘Tender Offers’) held by the non-controlling shareholders of TNCP and Amazônia Celular, pursuant to article 254-A of Law nº 6.404/76 and CVM Ruling nº 361/02.

The tender offer for TNCP common shares will be at the price of R$74.19 per common share, and the tender offer for Amazônia Celular common shares will be at the price of R$113.44 per common share. Both prices will be adjusted by the average of the daily rates of the Interbank Deposit Certificate – CDI from August 2, 2007, the date on which Vivo and Telpart Participações S.A. (‘Telpart’) entered into a stock purchase agreement for the purchase by Vivo of the common and preferred shares of TNCP held by Telpart, until the date payment is actually made. The prices to be offered for these shares in the Tender Offers are equal to 80% of the amount paid by TMAR to Vivo for the common shares of TNCP and Amazônia Celular, in compliance with the provisions of article 254-A of Law nº 6,404/76.

TMAR also intends to submit to the Bolsa de Valores de São Paulo S.A. (the ‘Bovespa’) drafts of notices of voluntary tender offers (the ‘Voluntary Tender Offers’) for the outstanding preferred shares issued by TNCP and Amazônia Celular. The Voluntary Tender Offers will be made for the acquisition of any and all preferred shares of TNCP and Amazônia Celular and will be made at the price of R$33.00 per preferred share of TNCP and R$25.55 per preferred share of Amazônia Celular, which may be preferred class A, B, C, D or E shares. The commencement of the Voluntary Tender Offers is subject to the nonoccurrence of any material adverse event that might affect TMAR’s decision to commence the Voluntary Tender Offers and to the approval of the Voluntary Tender Offers Notices by the Bovespa.

The prices to be offered in the Voluntary Tender Offers are equal to the prices established by Vivo for the preferred shares of TNCP and Amazônia Celular in its proposal for the acquisition of the common and preferred shares held by Telpart, in accordance with the Statement of Material Fact issued by Vivo on August 2, 2007, as adjusted to reflect the reverse splits of TNCP shares and Amazônia Celular shares that took place after that date. These prices correspond to the weighted average prices of TNCP preferred shares and Amazônia Celular preferred Class A shares (‘TMAC5’), respectively, for the 30 day period prior to August 1, 2007, plus a 25% premium.

TMAR hereby reiterates that the commencement of the Voluntary Tender Offers is subject to the development of the overall conditions in the capital and financial markets and the non-occurrence of any event that may materially alter our perspectives of the profitability of TNCP and Amazônia Celular and, therefore, impact TMAR’s decision to commence the Voluntary Tender Offers.

The Voluntary Tender Offers do not have the purpose of cancelling the registration of TNCP or Amazônia Celular as publicly traded companies with the CVM. TMAR’s management will inform its shareholders and the market of the satisfaction of the conditions that would enable the above-mentioned transactions to proceed as well as any other events that may have an impact on their occurrence.”

Finally, the Administrations of the Companies announce that they shall promptly communicate the market any further relevant information on the subject.

Belém and Belo Horizonte, March 07, 2008.

André Machado Mastrobuono
Investor Relations Officer
Amazônia Celular S.A. and Tele Norte Celular Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.